PART II: ANNUAL REPORT PURSUANT TO REGULATION A

East Bay Permanent Real Estate Cooperative, Inc.

This document contains forward-looking statements and financial projects, and they could be totally wrong.

Financial projections provided in this document and elsewhere are based upon assumptions that the management of the Cooperative believes to be reasonable. However, given all of the risks summarized above and other unpredictable factors impacting the Cooperative, the projections should be viewed merely as financial possibilities and not as a prediction or guarantee of future performance.

Specifically, this document contains forward-looking statements (a term defined in Section 27A of the Securities Act), which tend to include words like “believe,” “may,” “will,” “could,” “would,” “plan,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “hope,” or the negative or plural of these words or similar expressions. With these statements, we aim to project our revenues, income or loss, capital expenditures, business relationships, financing, property acquisitions, and plans for future operations. Such statements are based upon management’s current expectations, beliefs, and assumptions about future events, and therefore involve a number of risks and uncertainties.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, neither the Cooperative nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Cooperative undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report to conform these statements to actual results or to changes in its expectations.

Details of Risk Factors identified by management that can and will affect the accuracy of these forward-looking statements are included in the Company’s Offering Statement, as amended, on Form 1-A dated September 2, 2020 as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov.. You should read this Annual Report, as well as the Offering Circular and all related documents with the understanding that the Cooperative’s actual future results, performance, events, and circumstances may be very different from what the Cooperative expects.

Item 1. Description of Business

East Bay Permanent Real Estate Cooperative, Inc. is a California Cooperative Corporation. In this document, we also refer to it as “East Bay Permanent Real Estate Cooperative” or “EB PREC” and the terms “we,” “us,” “our,” “Cooperative,” “management,” or similar terms.

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Mission and Background

East Bay Permanent Real Estate Cooperative’s mission is to facilitate Black, Indigenous, People of Color, and allied communities to cooperatively organize, finance, purchase, occupy, and steward properties, taking them permanently off the speculative market, creating community controlled assets, and empowering our communities to cooperatively lead a just transition from an extractive capitalist system into one where communities are ecologically, emotionally, spiritually, culturally, and economically restorative and regenerative.

We were formed in recognition that the Bay Area’s vibrant, diverse communities are rapidly being displaced. In 1980 Black people were by far the largest ethnic group in Oakland, accounting for 46% of Oakland’s population1. By 2015, the Black population had fallen to 25.4%, now the 3rd largest demographic, following White (26.9%) and Hispanic (26.1%)2. Similar stories are unfolding across the country. We believe the only way to disrupt this pattern is to center communities of color in leading a just transition that conserves cultural assets and permanently protects land from speculative markets.

Approach

We’ve created an approach to stabilizing and preserving the heritage of our community through a participatory model of real estate acquisition and neighborhood development. Our model of real estate development is grassroots-led, rather than top-down. EB PREC engages everyday people in organizing, financing, acquiring, and stewarding land and housing.

EB PREC’s staff supports and provides technical and financial assistance to groups of community members who coalesce around the acquisition of properties, including homes, multi-unit buildings, land, cultural spaces, and commercial properties. The group (referred to by EB PREC as an “organizing group”) then organizes neighbors and other community members to support the project by becoming Owners of EB PREC. When people purchase Investor Owner Shares, this provides financing to help EB PREC purchase the property. Financing from Investor Owners will often be combined with other forms of financing, like loans from community banks or credit unions.

EB PREC then acquires title, permanently protecting the property from the speculative market, while delegating the governance of the property to small democratic groups of residents. EB PREC collaborates with residents to set rents – not for the purpose of generating profit – but with the goal of keeping real estate affordable by operating at-cost and allowing residents to build equity. The rents are calculated with the goal of covering the financing, acquisition, and operational costs of each project. The intention is for surplus income to build equity for and be returned to residents.

Primary Activity

EB PREC’s primary business activity is to buy, rehabilitate, steward, and manage real estate, while sustaining EB PREC’s operations with rental income from the properties. EB PREC’s unique model of development engages community members and local organizations in the visioning and planning process for each property, meaning that each property has a group of people personally “invested” in the success of the project.

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1 https://www.sfgate.com/bayarea/article/25-drop-in-African-American-population-in-Oakland-2471925.php

2 http://www2.oaklandnet.com/oakca1/groups/ceda/documents/agenda/oak069022.pdf

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While the real estate market is cyclical and can be unpredictable, EB PREC is uniquely situated to reduce risk in our portfolio over time for various reasons.

●	By co-managing our properties with EB PREC’s resident-owners (as defined in our bylaws), we believe we are likely to have lower turnover, better property upkeep, and be able to better anticipate and proactively address problems through active communication and relationship building with residents.
●	The Cooperative is building strong relationships with local community land trusts, affordable housing developers, and housing rights organizations. These partnerships will help us access skills, professional expertise, financing, and economies of scale.
●	Our model is designed to allow residents to build equity over time, but we do not tie this equity to market fluctuations, since this would lead to significant financial unpredictability and burdens for the Cooperative when we pay out equity to residents.

Secondary Activities

EB PREC has taken on secondary business activities, most emerging from the deep connections EB PREC has built with local government, community members, and organizations, in order to carry out its mission. EB PREC’s secondary activities include:

Education. EB PREC has contracted with and been paid by both Sustainable Economies Law Center (“Law Center”) and Northern California Land Trust (NCLT) to develop educational curriculum, classes, and events related to community stewardship of land and housing. For example, NCLT has hired EB PREC to develop and host a resident training program for the Co-op 789 real estate project described in item 2 of this document. EB PREC is also a partner in the Transformative Climate Communities (TCC) Grant received by the City of Oakland from the California Strategic Growth Council. As a partner EB PREC is contracted to provide outreach, education, and organizing services to uplift anti-displacement policies, programs, and strategies in East Oakland.

Community events. EB PREC hosts many community gatherings, discussions, book clubs, and other events (mostly happening online since the onset of the pandemic).

Public speaking. EB PREC has received a small stream of earned income in the form of fees and honorariums for public speaking events.

Technical assistance and consulting. Staff of EB PREC are currently providing in depth technical assistance to local organizations with similar or overlapping goals, including the East Oakland Grocery Cooperative and the BlacSpace Cooperative. In addition, EB PREC staff have done paid consultations with groups outside of the Bay Area, such as a real estate project in Montreal seeking to model itself off EB PREC, and a consultation in Jackson Mississippi with New West Jackson Cooperative. Finally, EB PREC is receiving a small amount of income for consulting work with the City of Oakland as the City develops a program to support low income homeowners to obtain loans and navigate the permit and construction process in order to create more affordable housing stock in Oakland.

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Coalition-building. EB PREC staff is active in many local and regional housing justice organizations and coalitions, including Right to the City, Homes for All CA, the People’s Land and Housing Alliance, and the Oakland Property Acquisition Collaborative.

Staffing and Support

Current staffing and support. The Cooperative currently has 5 full-time employees and 2 ongoing contractors. In addition, the Sustainable Economies Law Center employs 6 people who work part-time to support with EB PREC’s development and legal needs, in addition to Noni Session, who is employed full-time to support the work of EB PREC and related education and organizing, under a project fiscally sponsored by the Law Center, called Collective Action and Land Liberation Institute. The details of the Law Center’s commitments to EB PREC are provided in the attached Legal Services Agreement and Incubation and Technical Support Agreement.

Hiring plans. Funded by the TCC Grant and with the purpose of implementing the TCC Grant project deliverables, EB PREC is planning to hire three new positions in 2021, including a Project Manager and two Community Organizers.

What Is Unique About EB PREC’s Corporate Structure?

EB PREC is a California Cooperative Corporation, which is described in the California Corporations Code sections 12200 to 12704. According to section 12201 of the Code, “such corporations are democratically controlled and are not organized to make a profit for themselves, as such, or for their members, as such, but primarily for their members as patrons.” As such, Investor Owners should not view the purchase of Investor Owner Shares as an opportunity to profit in the way that investors in conventional stock corporations might. Rather, Investor Owners are providing low-cost capital to support the work EB PREC does for the community, staff, and residents.

Structure and Governance

EB PREC has a unique legal, governance, and financial structure that is best understood by reading our Bylaws, attached to this document. We have written and included cartoons in these Bylaws with the goal that all Owners read, understand, and feel empowered by our structure.

Unlike a conventional housing cooperative, which is formed to provide housing to a defined group of residents, EB PREC could be described as a “movement cooperative,” because it is designed not only to provide housing and affordable real estate, but also to build a large membership base and serve members’ collective goal to transform our neighborhoods and our systems for land ownership.

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To this end, EB PREC has 4 categories (or “classes”) of Owners (or “members”), each with different rights, qualifications, responsibilities, and ways of participating in EB PREC:

1.	Community Owners
2.	Investor Owners
3.	Resident Owners
4.	Staff Owners

The securities being sold through our offering enable people to become Investor Owners. To understand the role of Investor Owners in relation to other Owner categories, please read our Bylaws.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with EB PREC financial statements. See EB PREC Audit Reports for 2019 and 2020 in Item 7 of this document.

The discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. EB PREC’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this Offering Circular.

Grants Funding EB PREC Operations

Grants have been EB PREC’s primary source of funding for its operations, to date. In deep partnership with the Cooperative’s incubating organization, the Sustainable Economies Law Center, EB PREC has raised over $1,500,000 in received and pledged grant funding.

Not all of this funding appears on EB PREC’s books for various reasons. Many grants are held and administered by the Law Center for the purpose of incubating EB PREC. The Law Center and EB PREC periodically enter into contracts in which the Law Center agrees to pay EB PREC to carry out work that advances the missions of both organizations.

As of April 15, 2021, the Law Center is holding or expecting to soon receive $1,043,810 for EB PREC incubation, most of which is to be distributed to EB PREC on request by EB PREC. See the Exhibits 6.d through 6.i for multiple contracts between the Law Center and EB PREC. These funds support the Cooperative to focus on community building, organizing, legal and organizational infrastructure, education, and our first few real estate projects.

The $100,000 grant EB PREC received from the Center for Cultural Innovation in 2019 (and listed as a “refundable grant advance”) was shown as income in 2020. The Center for Cultural Innovation granted EB PREC another $100,000 in 2020, which is again listed as a “refundable grant advance” and will not appear on the income statement until the deliverables are completed in 2021, per accounting standards.

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Property Donation

In May of 2020 EB PREC received the donation of 2447 Prince St, a single family home in Berkeley. Assessed at $1,350,000, this property accounts for the “Additional Paid In Capital” on our balance sheet. EB PREC is in the process of requesting the appraisal be revised downward to reduce the property tax burden, and this may impact the balance sheet in the future. The reduction in the appraised value will reduce the monthly costs associated with the property, to the benefit of the cooperative and the residents. This property has no associated debt, and short to medium-term repairs and maintenance has and will be funded through cooperative equity (we invested $24,203 into the property in 2020), and therefore there are no immediate loan-to-value considerations.

Owners’ Equity

While in 2019 EB PREC raised $189,100 through Investor Owner Shares, in 2020 we raised an additional $68,684 from Investor Owner Shares. There are many reasons for the decrease in the quantity of shares sold, including first and foremost the Covid-19 pandemic. The pandemic halted much of the economy in its tracks, and while the stock market has boomed, most people (and we accept investments from everyday people, not just accredited investors) experienced reduced liquidity through lost income, and increased costs like childcare. Many of our funders, partners, community members, and EB PREC itself, pivoted in 2020 to fund mutual aid for the community’s immediate needs. In addition to the economic climate, the social climate during COVID disrupted our burgeoning organizing processes. We focused the summer of 2020 on a community “Scenario Planning” series, as well as working on our Regulation A+ Qualification. Despite the apparent slowness of our equity raising in 2020, in Q1 2021 EB PREC raised $154,000 of new Investor Owner capital, and we plan to launch our public capital campaign in Q2, with the short-term goal of raising over $1,000,000 of Investor Owner capital to invest in an upcoming project.

Dividends

In June 2020 the board stated an intention to later declare dividends at a 1.5% annual rate of return to Investor Owners who invested in 2018 and 2019, and who opted in to receive dividends. The total of said dividends for 2018 and 2019 was calculated to be $504.83. These dividends have not yet been officially declared.

PPP Loan

In April 2020 EB PREC applied for and received a PPP loan for over $14,000. EB PREC has since applied for loan forgiveness, and expects the loan to be forgiven 100%. This is reflected per accounting standards in our audited financials.

4-Year Grant For Anti-Displacement Work

In addition to general operating grant support, in 2020 EB PREC was awarded, in partnership with the City of Oakland and many other co-applicants, the Transformative Climate Communities (TCC) Grant from the California Strategic Growth Council, for a total of over $28 million dollars, for work to take place between 2021 and 2024. EB PREC will receive up to $715,000 between 2021 and 2024 to carry out anti-displacement organizing and education throughout deep East Oakland, in partnership with the City and the Black Cultural Zone. We believe this four-year program will ensure EB PREC’s longevity and capacity to organize residents and businesses in East Oakland for cooperative property acquisition, and other displacement avoidance tactics for the community.

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Staffing

The Cooperative staffing expanded substantially from 2018 to 2021. EB PREC’s staff collective formed in the summer of 2018 with a shoestring budget of $36,000. Most of the staff had been organizing on a volunteer basis before then. The success of our launch at the end of 2018, and the collaborative leadership of the Law Center, allowed us to fundraise and expand our staffing in 2019. We now have five full-time staff whose salaries are paid by EB PREC. The Law Center hired and has been employing our Executive Director, Noni Session, to do the educational, organizing, and development work necessary to establish and grow EB PREC. The Law Center also has 6 staff who work part time to support the incubation, technical, and legal support of EB PREC, pro bono. None of these expenses appear on the Cooperative’s financial statements.

Our budget and capacity has expanded significantly in 2020 and into 2021. EB PREC expects to hire three additional positions by the end of 2021, which will be funded through, and work on, the TCC Grant in East Oakland.

Investments Prior to This Offering

EB PREC officially launched our public membership at the end of 2018, with our first members investing in 2018. Four Investor Owners in close relationship with the Cooperative purchased additional Shares through a private offering in the Fall of 2019. By the end of 2019 EB PREC had raised over $200,000 from Investor Owners in California only. Through September 2020, most Investor Owners were only able to purchase only one share each, because we relied on an exemption in the California securities laws that allows for the purchase of cooperative membership shares for only up to $1,000 per person. With the launch of this Offering, prospective investors across the U.S. may now buy more than one Share at a price of $1,000 per share. As of April 20th, 2021, 22 individuals or organizations have purchased more than one Share, with the average of these 22 investors investing $12,000. The average investment per investor overall is $1,862.

Liquidity

In 2018 and 2019, the Cooperative’s assets were highly liquid, in the form of cash. This cash was made up of a combination of grant funding, loans, and Investor Owner Shares. The Cooperative does not intend to use Investor Owner Shares for operating expenses like salaries, but is reserving these funds for property acquisitions and rehabilitation. Thus, while EB PREC has had high liquidity, we anticipate lower liquidity levels as we start to purchase more real estate.

As of Q1 2021, the Cooperative, in partnership with the Law Center, has been able to raise enough received and pledged grant funding to support our projected operations through the Q2 of 2022. Most of these funds are held by the Law Center and will be paid to EB PREC upon request.

In a few years, EB PREC expects its core operations to be financially self-sustaining from revenue generated from properties, community owner dues, contracts, consulting, events, and programs. Until then, we are continuing to raise grants and donations to cover operational expenses. In the long run we expect grants and donations to continue to expand our capacity to organize, educate, and build a housing justice movement in the East Bay and beyond.

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In May of 2020, EB PREC received a donation of a 4-bedroom home (2447 Prince Street) assessed at $1,350,000. This is a highly illiquid asset, and EB PREC has no intention of ever selling the property. In a potential low liquidity situation in future years, this asset could be leveraged (borrowed against) to create liquidity for the Cooperative. This is not a desirable outcome, but a possibility if needed.

Looking Forward

With a global pandemic and racial uprisings, 2020 was an unprecedented year for the world in so many ways. As we begin to see our way out of shelter in place in 2021 it is challenging to predict what is going to happen next. The following discussion includes both facts and conjecture, in addition to forward looking projections. The COVID-19 pandemic has led to record unemployment, new renter protections like eviction moratoriums, new government spending programs which have bolstered the stock and real estate markets, and shifts in company norms regarding working from home, just to name a few of the ways that COVID has impacted the economy. The various vaccines will likely become available to all Americans, but the long-term impacts of the pandemic will impact our world, our work and the East Bay’s real estate market in various ways for years to come.

The California Association of Realtors’ (CAR) most recent report3 shows a seller’s market in the Bay Area, with home sales in February 2021 up 16% from the previous year. The slowdown in sales that happened in the first months of the pandemic has not persisted, and while San Francisco rents and home prices fell during the pandemic, Oakland was less affected, and most of the East Bay has seen prices continue to rise as folks move away from urban centers and into homes with backyards and more space to work from home. Extremely low interest rates have fueled the demand for home acquisition across the country. Eviction moratoriums are still in place but are due to expire, which could mean an unprecedented wave of evictions across our low income and unemployed community members. While predatory funds are ready to buy up properties when evictions and foreclosures create more supply in the housing market, a new California law, SB 1079, gives tenants, nonprofits, and cooperatives like ours the opportunity to step in and acquire foreclosed properties, but these organizations require funding in order to utilize this opportunity.

In 2021 the City of Oakland plans to distribute the last of its funding from Measure KK, through it’s “Acquisition and Conversion to Affordable Housing” (ACAH) program. The ACHA program has been the primary source of subsidy for many local community land trusts for the last few years, is the program through which the Measure KK funds have been disbursed, and is the program that funded EB PREC’s first project in partnership with NCLT, Co-op 789. EB PREC supported this acquisition through resident organizing, negotiations with the owner, resident training, construction management, and by raising $185,000 from our Investor Owners which we planned to loan to NCLT to fund the rehabilitation of Co-op 789. We have not completed this loan for a few reasons, including the fact that the project’s cash flow does not clearly support the payback of the loan. The pandemic and the inability of some residents to pay their rent has exacerbated the cash-flow challenges at Co-op 789, and the two other lenders on the property would not approve an additional loan on the property. Thus, instead of completing the loan at this time EB PREC and NCLT have applied for additional funding through the ACAH program to provide enough subsidy so that the project can continue to remain affordable, and carry the costs of the necessary rehabilitation. We hope the project receives this final round of Measure KK funding - the application was submitted late January, and we have not heard back yet - which would allow the project to cash flow, and would allow us to make the loan to complete the rehabilitation if needed, or to reallocate the funds to other projects.

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3 https://www.car.org/marketdata/data/countysalesactivity

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The City of Oakland has also engaged UHAB, a cooperative developer and consultant, to help them update their loan documents so that they can more easily work with CLTs and EB PREC to transition properties to resident ownership, and cooperative ownership. We hope that this process will allow EB PREC and NCLT to follow through on the original intent of the Co-op 789 project, which is transitioning ownership of the improvements to EB PREC, and keeping the ownership of the land with NCLT.

Looking forward, the City has no clear plan describing how to provide future funding for its ACAH program. Various state-level funding proposals are in the works, which may provide hundreds of millions of dollars in funding for affordable housing programs. EB PREC is involved in conversations with the City, and is an active part of coalitions that are working on these state-level initiatives.

While restaurants, retail, and many other commercial real estate uses have taken the large hit this year, with so many businesses having to shut down due to the pandemic, Oakland’s commercial real estate market has stayed strong. In 2020, three commercial real estate transactions4 took place for a combined price of over $1 billion. In November 2020, the Oakland Planning Commission unanimously approved the Mandela Station5 megaproject, with over 700 residential units and over 30,000 square feet of retail, which is expected to break ground in 2022. EB PREC is currently in contract to acquire 1720-1724 7th Street, just blocks from Mandela Station. Now that the COVID vaccines are largely available in the United States, investors are even more bullish on commercial real estate than before.

EB PREC hosted a series of “Scenario Planning” calls with its members and community from across the country during the summer of 2020, to help us understand, prepare for, and respond to the needs of our communities. We know that during the last recession Black and POC communities were most negatively impacted by foreclosures and a loss of wealth, while the 1% and ultra wealthy purchased properties at low prices. The eviction moratorium and stimulus seem to have staved off a similar impact so far, but we know that a large number of low-wage workers have lost their income, while billionaires have gotten exceedingly richer during the course of the pandemic. Thus these concerns about increased instability and wealth disparities continue to cloud the future stability of our frontline community members. By bringing community members together during this time of physical isolation, to collaboratively imagine the challenges and hopes of the future, we aimed not only to create strategies for resilience, but to facilitate the much needed connection, relationships, and hope that can help our community members get through these challenging times.

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4 https://www.mercurynews.com/2021/03/08/1-billion-three-deals-downtown-oakland-market-real-estate-tech-pge/

5 https://www.bizjournals.com/sanfrancisco/news/2020/11/05/west-oakland-megaproject-on-bart-land-moves-ahead.html

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EB PREC anticipates using funds raised through this offering to acquire multiple properties, including a mixed use cultural property known as Esther’s Orbit Room in West Oakland, a culturally significant venue for West Oakland’s historic black community. As of April 1st EB PREC is in contract to acquire Esther’s Orbit Room, specifically 1720-1724 7th street and 1715 Goss street. Funds raised will also empower EB PREC to acquire properties, including acquisitions below market value from mission-aligned sellers, and potentially intervene in foreclosures to convert properties to collective ownership instead of allowing them to be purchased at low prices by ultra-wealthy investors and increasing gentrification and displacement. The new law SB 1079 allows tenants, nonprofits, and cooperatives to intervene after foreclosure auctions and purchase homes by matching or exceeding the winning bid at auction. Funds raised will allow EB PREC to put money down and borrow additional funds from individuals and institutions for the purchase of properties. This additional debt funding may happen concurrently with this offering. We will continue to organize with our community around properties that provide the best balance of financial feasibility, permanent affordability, and community impact.

This is a “best efforts” offering, meaning there is no minimum we need to reach before we begin to deploy funds from the offering. Thus, the scope of our upcoming acquisitions depends heavily on how much funding we are able to raise through this offering. Thank you for investing in community.

Item 3. Directors and Officers

DIRECTORS, OFFICERS, AND SIGNIFICANT EMPLOYEES

EB PREC is governed by a Board of Directors, and managed by a staff collective. The Board is structured to have eight Directors (a.k.a. Board members). Board members serve two-year terms. Investor Owners only have the right to participate in elections for two Board members. And when Investor Owners do have a right to participate in elections, they do so along with the other three Owner types (Community, Staff, and Resident), with each Owner voting on a one-member, one-vote basis. The majority of our Directors are elected by non-Investor Owners or appointed by Specified Designators, and are intended to represent the stakeholders and values that are integral to EB PREC, as follows:

Five of the Directors (named the Governance, Financial, Staff, Resident, and Community Directors) are elected, with voting done on a one-member, one-vote basis. All EB PREC Owners (including Staff, Resident, Community, and Investor Owners) are able to vote on just two of these seats: the Governance and Financial Directors. The Staff, Resident, and Community Directors are elected exclusively by the Staff Owners, Resident Owners, and Community Owners respectively.

Three of the Directors (named the POC Housing Justice, Indigenous, and Black East Bay Directors) are designated Board seats appointed by certain Specified Designators, namely, (1) the People of Color Sustainable Housing Network (or, if unavailable, Urban Habitat), (2) Sogorea Te Land Trust, and (3) the East Oakland Collective (or, if unavailable, Mandela Grocery Cooperative). These Specified Designators and their respective Board seats anchor EB PREC to its mission and ensure BIPOC community representation on the Board.

Notwithstanding by whom they are appointed or elected, each Director owes fiduciary duties to the Cooperative as a whole under the terms of California law and our charter documents. Taken together, we believe this structure creates important harmony between the various stakeholders in our Cooperative.

For more information about the Board and how it operates, please refer to our bylaws.

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Our current board members and staff are listed below, with biographies following this table. There are no family relationships among the staff or Board members.

Name	Position	Age	Start of employment or term of office	Approximate hours per week for part-time employees
Staff Owners
Noni Session	Executive Director	46	3/2018	30
Ojan Mobedshahi	Finance Director	31	6/2018	30
Shira Shaham	New Projects Director	41	6/2018	30
Non-Owner Employees
Annie McShiras	Investment Director	34	9/2020	30
Amy Huang	Operations Coordinator	32	2/2021	30
Miliaku Nwabueze	Community Organizer	27	2/2021	30
Board Members(1)				Appointed by:
Candice Elder	Board Member	40	7/2019	Specified Designator
Patricia St. Onge	Board Member	67	7/2019	Specified Designator
Gregory Jackson	Board President (Governance Director)	31	6/2020	All Owners(2)
Renae A. Badruzzaman	Board Member	34	6/2020	Specified Designator
Shira Shaham(3)	Board Secretary (Staff Director)	41	2/2018	Staff Owners
Ojan Mobedshahi(3)	Board Treasurer (Finance Director)	31	7/2018	All Owners(2)
(1)	There are currently two vacancies on our Board: the Resident Director and the Community Director. Elections to fill the Resident Director and Community Director seats will take place in 2021 and 2022, respectively.

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(2)	Investor Owners, Staff Owners, Resident Owners, and Community Owners, each voting on a one-member, one-vote basis.
(3)	Shira and Ojan are Directors and members of the EB PREC Staff. No more than two Directors can also be EB PREC staff members at any one time.

Staff Owner: Noni Session - Executive Director

Noni is a 3rd generation West Oaklander, Cultural Anthropologist and Grassroots Organizer. After a 2016 run for Oakland City Council in which she garnered more than 43% of the vote, Noni came to believe her community’s clearest pathway to economic justice and to the halt of rapid displacement was a cooperative economy. In the past five years Noni has held many roles, including Assistant Librarian at the West Oakland Public Library; Candidate & Chief Strategist Oakland City Council Campaign; and Co Founder and Outreach, Media & Strategy lead for State of Black Oakland. Her core competencies include academic research & writing, international development & government agency liaison, volunteer recruitment & management, collections management, and cooperative development.

Staff Owner and Board Treasurer: Ojan Mobedshahi - Finance Director

Ojan is a 2nd generation Iranian American, born and raised in the Bay Area. He has experience in healthy land use spans landscape design, restoration and education, real estate brokerage, construction and development, and political organizing. Ojan lives in a co-op in Oakland, and is also a landscape contractor and regenerative permaculture designer. In the past five years Ojan has worked as a Land Analyst at Polaris Pacific, a San Francisco brokerage, and a Development Associate at Ashbury General Contracting and Engineering. Before joining EB PREC, he founded his own business, Happy Planet Land Use Consulting. His previous work includes real estate financial modeling, project management and entitlement in the Bay Area, as well as landscape design, build, and project management.

Staff Owner and Board Secretary: Shira Shaham - New Projects Director

Shira has nearly 10 years experience leading teams and managing custom design projects and businesses. She played a key role in the growth of a food cooperative start-up in New York from the initial meeting of some 20-odd people to a successful business open six days/week. Returning to the Bay Area where she was raised, Shira works to give back to the communities that have nurtured her. Shira works part time at Arizmendi Construction Cooperative, and previously worked at Ashbury General Contracting and Engineering leading teams and managing custom design and construction projects.

Employee: Annie McShiras - Investment Director

Annie works to actualize her bold vision of an economy where all people have enough to thrive through her work as a fundraiser, storyteller, and business development strategist. Over the past decade, she has worked across fields including student organizing, worker cooperative development, popular education, impact investing, and transforming our financial system. A white queer organizer, Annie is dedicated to justice, abundance, and equity, and is committed to learning and growing as a lifelong practice. She remains steadfast in her approach to create parallel, democratic institutions that provide a more just alternative to corporate capitalism. Annie’s tenet belief is that there are enough resources for everyone to thrive as long as those resources are distributed equitably.

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Employee: Amy Huang - Operations Coordinator

Amy brings to EB PREC over eight years of experience in multi-stakeholder communications and project management, from a career spanning landing site selection for the Mars Curiosity rover, technical strategy for Google, and strategic communications for the Bay Area transportation industry. Now activating her rich technical background in the collective struggle against oppression, she is committed to advancing a liberated, equitable, and radically inclusive future. A queer Asian-American woman, child of immigrants, and settler, she thrives when catalyzing passionate people to do their best work.

Employee: Miliaku Nwabueze - Community Organizer

Miliaku’s current identities are black, queer, femme, Detroit-raised, Igbo, and play-expert. She is currently completing her MFA in Transdisciplinary Design at Parsons at The New School. Her experience with working humans spans across corporate america, non-profits, grassroots organizations, cooperatives, and a multitude of different projects and initiatives. She has familiarity with software design, transition design, finance, pedagogical and curriculum development, and project management. In her work, she has witnessed the potential of relationships to maintain the status quo and to subvert it. In building consciousness around her blackness and queerness, she has developed tools and frameworks she hopes will help us deviate from reformist patterns and enter generative relationships with each other and all earthlings. As a staunch abolitionist, she believes in rethinking everything and incorporates design methodologies into (un)making.

Board Member: Candice Elder

Candice Elder, an East Oakland native who currently resides in City of Oakland District 7, is the Founder and Director of The East Oakland Collective (EOC). Candice went to Oakland public schools and for high school attended The Head Royce School. Candice has a background in law, philanthropy and nonprofit management. Candice was a legal professional for 10 years and has worked in plaintiff class action law firms in employment and antitrust law fields. Candice previously worked as the Executive Coordinator and Membership Manager for the Women's Funding Network, the largest philanthropy network of women's funds and foundations in the country.

Board Member: Patricia St. Onge

(Haudenosaunee and Quebecoise, adopted Cheyenne River Lakota) is a grandmother and mom. She’s also the founder of Seven Generations Consulting and Coaching, working primarily with social justice organizations. She is the lead author of Embracing Cultural Competency: A Roadmap for Nonprofit Capacity Builders. She is Assistant Adjunct Professor at Mills College, Dept. of Race, Gender and Sexuality Studies. As an activist, she is a member of the coordinating committee of 1000 Grandmothers for Future Generations. She serves as Co-Chair of the board of directors of Highlander Research and Education Center in Tennessee and East Bay Permanent Real Estate Cooperative, based in Oakland.

Patricia is a writer, avid reader and lover of ceremony. Between them, she and her life partner, Wilson Riles, have six grown daughters, daughters and sons-in-law, and 8 grandchildren. Patricia is part of a growing community in East Oakland called Nafsi ya Jamii (The Soul Community), an Education/Spiritual Center and urban farm.

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Board President (Governance Director): Gregory Jackson

Greg is a native of Oakland with deep family roots who feels fortunate to live within blocks of his family that now spans three generations. He is deeply committed to achieving economic equity in the East Bay through collective ownership and democratic decision-making. Recognizing the many social problems rooted in the unequal distribution of wealth and decision-making power, Greg focused his law school research on international cooperatives. Greg aims to increase collective decision-making and cooperative-ownership in East Oakland. He holds a B.A. in Philosophy from San Diego State University, and a J.D. from Golden Gate University School of Law. Greg envisions a cooperative corridor in East Oakland where the historically disadvantaged are given autonomy to self-determine the development of their neighborhoods. Greg knows that youth are the future, and believes the stewards of today must learn to co-create with the inheritants of tomorrow. Greg also serves on the Steering Committee of the Oakland Climate Action Coalition and mentors at Youth Impact Hub. Greg enjoys art, travel, and meaningful conversation in his free time.

Board Member: Renae Alvarez Badruzzman

Renae Alvarez Badruzzaman (she/her) is a public health practitioner passionate about systems change at the root of social and health inequities. Renae serves as the POCSHN Housing Justice Director for EBPREC, Board Member of Eden Area Community Land Trust, and Program Manager for Build Healthy Places Network. She brings a decade of multidisciplinary and cross-sector experience to collectively advance health equity, inclusion and justice for people of color and communities with low-incomes. Renae’s intention is to support holistic healing practices that work to repair the wounds from legacies of violence and oppression against BIPOC, people with disabilities, and communities with intersecting identities. She is a certified compassion fatigue specialist, has a Master of Public Health, holds National Leader Fellowships in Disabilities, and a Bachelors in Psychology and Human Development. Renae cherishes being active, yoga, reading, cooking, and spending time with her loved ones.

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FINANCIAL INTERESTS AND COMPENSATION OF DIRECTORS, OFFICERS, AND OWNERS

Compensation of Executive Officers

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Noni Session*	Executive Director	$52,259.66	$5,419.70	$57,679
Shira Shaham	New Projects Director	$35,818.14	$0.00	$35,818.14
Ojan Mobedshahi	Finance Director	$28,375.00	$0.00	$28,375.00

*Noni Session’s position is fiscally sponsored and funded directly through the Sustainable Economies Law Center, and therefore is not reflected in East Bay Permanent Real Estate Cooperative’s financial statements.

Board members currently do not receive compensation for board service, but may receive compensation for other work carried out for the cooperative. The total compensation to the organization’s Directors in fiscal years 2019 and 2020 were $59,387.50 and $64,193.14, respectively, and does not include Noni Session’s compensation, which comes through the Sustainable Economies Law Center.

Proposed Future Compensation

Future compensation for staff and directors has not been pre-determined, proposed, or contingent upon the success of this offering. With the oversight of the board of directors, employees of the Cooperative collectively set their compensation, or at minimum adhere to the living wage for 1 adult and 1 child using the MIT Living Wage Index6. Furthermore, employee compensation is capped at 3 times the median per capita wage for all occupations in the Oakland-Hayward-Berkeley Metropolitan division.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of Investor Owner Shares of the Cooperative’s Executive Officers and Directors as a group, and individually any security holders who beneficially own more than 10% of security, as of 12/31/2020.

As of the submission of these documents, no executive officer, director, or individual owns more than 10% of any class of voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Investor Owner	EB PREC Executive Officers and Directors as a group, 1428 Franklin St, Oakland, CA 94612	2(1)	0	0.83%(2)

(1)While our board members have a total of 2 Investor Owner shares, one of the board members is investing via a payment plan, and has paid $200 towards their $1,000 investment. If they do not complete their investment as required by our Bylaws, they may lose their right to vote as an Investor Owner.

(2)As our voting is done on a one-member, one vote basis irrespective of number of Investor Owner Shares held, this percentage is based on shares owned by Directors and Officers as a group divided by the total Investor Owners as of 4/15/2021. If measured by financial contribution, the D&Os would represent only 0.44% of this share class.

_____________________________

6 https://livingwage.mit.edu/counties/06001

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Item 5. Interest of Management and Others in Certain Transactions

In 2019 and 2020 EB PREC contracted with the Sustainable Economies Law Center to fund Noni Session’s salary (disclosed above) as EB PREC’s Executive Director. The funds used for Noni’s salary were raised cooperatively by EB PREC and the Law Center, but as EB PREC’s fiscal sponsor, the funds were received directly by the Law Center, and paid to Noni as an employee of the Law Center, not passing through EB PREC’s accounts.

No one involved with EB PREC or with the preparation of this Offering Circular and related documents was or is employed on a contingent basis, meaning that no one will be paid on the basis of how many Shares are sold through this offering.

Item 6. Other Information

None

Item 7. Financial Statements

FINANCIAL STATEMENTS

December 31, 2020 and 2019

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C O N T E N T S

17

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

East Bay Permanent Real Estate Cooperative, Inc.

Oakland, California

We have audited the accompanying financial statements of East Bay Permanent Real Estate Cooperative, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, owners’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of East Bay Permanent Real Estate Cooperative, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Wegner CPAs, LLP

Madison, Wisconsin

February 15, 2021

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EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
BALANCE SHEETS
December 31, 2020 and 2019

	2020	2019
ASSETS
CURRENT ASSETS
Cash	$365,735	$327,309
Prepaid expenses	300	1,101

Total current assets	366,035	328,410

Property and equipment, net	1,374,203	-

OTHER ASSETS
Deferred taxes	35,000	23,000

Total assets	$1,775,238	$351,410

LIABILITIES AND OWNERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$3,305	$2,493
Accrued expenses	13,854	2,997
Current portion of long-term debt	18,636	17,441
Refundable grant advance	100,000	100,000

Total current liabilities	135,795	122,931

Long-term debt less current portion	88,923	107,559

Total liabilities	224,718	230,490

OWNERS' EQUITY
Investor owner shares	268,984	200,300
Additional paid in capital	1,350,000	-
Accumulated deficit	(68,464)	(79,380)

Total owners' equity	1,550,520	120,920

Total liabilities and owners' equity	$1,775,238	$351,410

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EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2020 and 2019

	2020	2019
REVENUE
Membership dues	$8,010	$5,430

OPERATING EXPENSES
Salaries and wages	146,567	67,754
Professional services	19,405	910
Donations	18,677	-
Contractors	12,156	15,379
Taxes and licenses	10,121	629
Occupancy	7,824	7,200
Insurance	4,625	297
Office supplies	4,343	3,006
Bank fees	872	609
Advertising	540	3,285
Event and conferences	387	11,808
Miscellaneous	857	335

Total operating expenses	226,374	111,212

Net loss from operations	(218,364)	(105,782)

OTHER INCOME (EXPENSES)
Grant income	196,027	-
Paycheck Protection Program income	14,027	-
Donation income	13,023	14,888
Interest income	1,817	2,711
Other income	536	1,109
Interest expense	(7,350)	(6,850)

Total other income (expenses)	218,080	11,858

Net loss before income taxes	(284)	(93,924)

Provision for income taxes	11,200	22,200

Net income (loss)	$10,916	$(71,724)

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EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
STATEMENTS OF OWNERS' EQUITY
Years Ended December 31, 2020 and 2019

		Additional
	Investor Owner	Paid In	Accumulated
	Stock	Capital	Deficit	Total

Balance December 31, 2018	$11,200	$-	$(7,656)	$3,544

Stock issued	189,100	-	-	189,100
Net loss	-	-	(71,724)	(71,724)

Balance December 31, 2019	200,300	-	(79,380)	120,920

Stock issued	68,684	-	-	68,684
Contributions	-	1,350,000	-	1,350,000
Net income	-	-	10,916	10,916

Balance December 31, 2020	$268,984	$1,350,000	$(68,464)	$1,550,520

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EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$10,916	$(71,724)
Adjustments to reconcile net income (loss)
to net cash flows from operating activities
Deferred taxes	(12,000)	(23,000)
(Increase) decrease in assets
Prepaid expenses	801	(501)
Increase (decrease) in liabilities
Accounts payable	812	(9,641)
Accrued expenses	10,857	908
Refundable grant advance	-	100,000

Net cash flows from operating activities	11,386	(3,958)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(24,203)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	-	25,000
Payments on long-term debt	(17,441)	-
Proceeds from issuance of stock	68,684	189,100

Net cash flows from financing activities	51,243	214,100

Net change in cash	38,426	210,142

Cash at beginning of year	327,309	117,167

Cash at end of year	$365,735	$327,309

SUPPLEMENTAL DISCLOSURES
Cash paid for interest	$7,350	$13,700
Cash paid for income taxes	800	1,959

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EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

East Bay Permanent Real Estate Cooperative, Inc. (Cooperative) is a multi-stakeholder cooperative that creates pathways for residents of Oakland and surrounding communities to organize, finance, acquire, and co-steward land and housing. The Cooperative seeks to transform the housing system to build collective wealth amongst historically disenfranchised communities, while empowering residents through democratic governance.

Buildings and Improvements

Purchases of buildings and improvements are recorded at cost. Depreciation is provided using the straight-line over the estimated useful lives of the assets.

Revenue Recognition

Membership dues are recognized during the year in which the dues are received. Membership dues are primarily used to fund the operations of the Cooperative and provide little of tangible value to the donors. Grant revenue is recognized in the year the performance obligations are fulfilled. Donation income is recognized in the year it is received.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimate and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Income Taxes

The Cooperative is taxed on non-patronage earnings and any patronage earnings not paid or allocated to the members. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between basis of assets and liabilities for financial statement and income tax purposes.

Advertising

Advertising costs are expensed as incurred.

Date of Management's Review

Management has evaluated subsequent events through February 15, 2021, the date which the financial statements were available to be issued.

The ongoing COVID-19 pandemic that escalated in March 2020 could have an adverse effect on the Cooperative’s future revenues and workforce. However, the financial impact and duration cannot be reasonably estimated at this time.

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EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 2—CONCENTRATION OF CREDIT RISK

The Cooperative maintains cash balances at one financial institution located in Oakland. The accounts at this institution are insured by the National Credit Union Administration up to $250,000. At December 31, 2020 and 2019, the Cooperative’s uninsured cash balances at this institution totaled approximately $106,000 and $74,000.

NOTE 3—PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 and 2019 consisted of the following:

	2020	2019

Land	$405,000	$-
Buildings and improvements	969,203	-

Property and equipment	1,374,203	-
Less accumulated depreciation	-	-

Property and equipment, net	$1,374,203	$-

The buildings and improvements acquired in 2020 were put into service in January 2021.

NOTE 4—LONG-TERM DEBT

Long-term debt at December 31, 2020 and 2019 consisted of the following:

	2020	2019

Note payable to Force for Good Fund with interest
at a fixed rate of 6.85%. Note calls for annual
payments of $24,291 including principal and interest.
Matures in December 2024.	$82,559	$100,000

Note payable to a member with interest at a fixed
rate of 2%. Note calls for annual interest only
payments until maturity. Matures in March 2025.	25,000	25,000

Long-term debt	107,559	125,000
Current portion of long-term debt	(18,636)	(17,441)

Long-term debt less current portion	$88,923	$107,559

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EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 4—LONG-TERM DEBT (continued)

Future minimum principal payments consist of the following:

2021	$18,636
2022	19,912
2023	21,276
2024	22,735
2025	25,000

Long-term debt	$107,559

NOTE 5—PAYCHECK PROTECTION PROGRAM AWARD

In April 2020, the Cooperative applied for a Paycheck Protection Program (PPP) loan as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) implemented by the United States Small Business Administration (SBA) to help cover payroll costs, rent, and utilities during the COVID-19 outbreak. The Cooperative received a 1% interest loan from this program, repayable over 24 months, in the amount of $14,027. If the Cooperative is able to meet certain criteria set forth by the CARES Act, the loan may qualify for partial or full forgiveness as long as the loan is used keep employees and pay eligible costs during the eligible period after receiving the loan. At December 31, 2020, based on the provisions of the loan, the Cooperative expects to conditionally receive complete forgiveness. As such, $14,027 of revenue was recorded to remove the associated liability. The Cooperative intends to apply for forgiveness in 2021.

The Cooperative must retain PPP documentation in its files for six years after the date the loan is forgiven or repaid in full and permit authorized representatives of SBA to access such files upon request. SBA may review any loan at any time at its discretion. Therefore, SBA may review the Cooperative’s good-faith certification concerning the necessity of its loan request, whether the Cooperative calculated the loan amount correctly, whether the Cooperative used loan proceeds for the allowable uses specified in the CARES Act, and whether the Cooperative is entitled to loan forgiveness in the amount claimed on its application. If SBA determines the Cooperative was ineligible for the loan or for forgiveness in whole or in part, SBA will seek repayment of the outstanding loan balance.

NOTE 6—OWNERS’ EQUITY

The Cooperative offers a multi-tiered ownership structure. Each category of ownership entitles the owner to difference rights and responsibilities. Owners may become owners through multiple categories of ownership and will bear the rights and responsibilities of each category of ownership. Multiple ownership categories do not entitle an owner to more than a single vote.

An individual who lives in or is rooted in the East Bay area may become a Community Owner. Community owners pay yearly membership dues which are used to fund the Cooperative’s operations. Community Owners do not hold equity in the Cooperative.

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EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 6—OWNERS’ EQUITY (continued)

Investor Owners purchase shares that consist of owners’ investments in the Cooperative. Investors are required to purchase one share for $1,000. Shares can be purchased in a lump sum payment or with an initial payment of $100 and a good faith commitment to pay the remaining $900 within five years, with payments made at least annually. Investor Owners agree to hold their shares for a minimum of five years. Investors may purchase additional shares subject to securities law. Purchase of additional shares does not entitle an Investor Owner to additional votes. Shares are refundable should a member decide to leave the Cooperative, subject to approval by the directors. At December 31, 2020 and 2019, 314 and 227 shares were issued and outstanding.

Resident Owners are residents of properties which the Cooperative manages. Resident Owners earn equity and patronage dividends from their rental payments.

Staff Owners are employees of the Cooperative. Staff Owners must work for the Cooperative for a minimum of 500 hours and for twelve months. Staff Ownership must be approved by a minimum of two-thirds vote by other Staff Owners.

At December 31, 2020 and 2019, all of the Cooperative’s stock recorded on its balance sheet was comprised of Investor Owner shares.

NOTE 7—CONTRIBUTION OF PROPERTY

In May 2020 a residential property valued at $1,350,000 was contributed to the Cooperative from an owner to be used as cooperative housing. The contribution of this property was recorded as additional paid in capital on the balance sheets. The Cooperative began receiving rental income from residents of this property in January 2021.

NOTE 8—INCOME TAXES

The provision for income taxes for 2020 and 2019 consisted of the following:

	2020	2019

Current federal income tax expense	$-	$-
Current state income tax expense	(800)	(800)
Deferred tax benefit	12,000	23,000

Provision for income taxes	$11,200	$22,200

Deferred taxes at December 31, 2020 and 2019 stemmed from net operating loss carryforwards, which totaled approximately $129,000 for federal purposes and $107,000 for state purposes at December 31, 2020. The federal carryforwards last indefinitely. The state carryforwards begin to expire in 2039.

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EAST BAY PERMANENT REAL ESTATE COOPERATIVE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 9—OPERATING LEASE

The Cooperative leases office space under a month-to-month arrangement requiring monthly payments of $300. Total rent expense for 2020 and 2019 was $7,200.

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Item 8. Exhibits

Exhibit Number	Description

2.a	Articles of Incorporation (incorporated by reference to Exhibit 2.a to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

2.b	Bylaws (incorporated by reference to Exhibit 2.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

3	Previously Used Investor Owner Agreement (incorporated by reference to Exhibit 3 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

4	Investor Owner Agreement (incorporated by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.a	Center for Cultural Innovation – AmbitioUS Capital Support Agreement (incorporated by reference to Exhibit 6.a to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.b	Community Ventures Promissory Note (incorporated by reference to Exhibit 6.b to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.c	Nancy Moore Promissory Note (incorporated by reference to Exhibit 6.c to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.d	General Fundraising Agreement Between the Law Center and EBPREC (incorporated by reference to Exhibit 6.d to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.e	Development Agreement #1 Between the Law Center and EBPREC (incorporated by reference to Exhibit 6.e to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.f	Development Agreement #2 (2020) Between the Law Center and EBPREC (incorporated by reference to Exhibit 6.f to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.g	Incubation and Technical Support Agreement (2020-2021) (incorporated by reference to Exhibit 6.g to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.h	Legal Services Agreement (2020-2021) (incorporated by reference to Exhibit 6.h to the Company’s Offering Statement on Form 1-A/A filed September 2, 2020)

6.i	General Fiscal Sponsorship Agreement (2021)

6.j	TCC Partnership Agreement (2021-2024)

6.k	Option to Purchase Esther’s Orbit Room (1720-1724 7th St., and 1715 Goss St., Oakland CA 94607)

6.l	Recoverable Grant Agreement (2021)

6.m	Center for Cultural Innovation - AmbitioUS Capital Support Agreement #2

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

East Bay Permanent Real Estate Cooperative, Inc.

By /s/ Noni Session

Noni Session

Executive Director

4/26/21

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature:	/s/ Noni Session
Name:	Noni Session
Title:	Executive Director
Date:	4/26/21

Signature:	/s/ Gregory Jackson, Jr.
Name:	Gregory Jackson
Title:	Board President
Date:	4/26/21

Signature:	/s/ Shira Shaham
Name:	Shira Shaham
Title:	Board Secretary & New Projects Director
Date:	4/26/21

Signature:	/s/ Ojan Mobedshahi
Name:	Ojan Mobedshahi
Title:	Board Treasurer, Principal Financial Officer, & Principal Accounting Officer
Date:	4/26/21

Signature:	/s/ Patricia St. Onge
Name:	Patricia St. Onge
Title:	Board Member
Date:	4/26/21

Signature:	/s/ Renae A. Badruzzman
Name:	Renae A. Badruzzman
Title:	Board Member
Date:	4/26/21

Signature:	/s/ Cadice Elder
Name:	Candice Elder
Title:	Board Member
Date:	4/26/21

29